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July 23, 2007
A Compelling Combination
\
Filed by GlobalSantaFe Corporation pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934.
Subject Company: GlobalSantaFe Corporation
Commission File No.: 1-14634

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Forward-Looking Statements
This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation reform Act of
1995. These statements are based on the current expectations and beliefs of
GlobalSantaFe and Transocean and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-
looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain shareholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the Merger may involve unexpected costs; (4) the combined company may be unable to achieve cost-
cutting synergies; (5) the businesses my suffer as a result of uncertainty surrounding the Merger; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by
GlobalSantaFe and Transocean. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by GlobalSantaFe and Transocean.
GlobalSantaFe and Transocean assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

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Additional Information About the
Merger and Where to Find It
In connection with the proposed merger, GlobalSantaFe and Transocean will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of GlobalSantaFe and Transocean are urged to read these documents (if and when they become available) and  any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about GlobalSantaFe and Transocean and the Merger. Investors and security holders may obtain these documents (and any other documents filed by GlobalSantaFe and Transocean with the SEC)
free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by
GlobalSantaFe may be obtained free of charge by directing such request to: Investor Relations,
GlobalSantaFe, 15375 Memorial Drive, Houston, TX 77079 or from GlobalSantaFe’s website at
www.globalsantafe.com. The
documents filed with the SEC by Transocean may be obtained free of charge by directing such request to: Investor Relations, Transocean Inc., 4 Greenway Plaza, Houston, TX 77046
or from
Transocean’s website at www.deepwater.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.
GlobalSantaFe, Transocean and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of GlobalSantaFe and Transocean in favor of the Merger. Information about the executive officers and directors of GlobalSantaFe and their ownership of GlobalSantaFe common stock is set forth in the proxy statement for GlobalSantaFe’s 2007
Annual Meeting of Shareholders, which was filed with the SEC on April 30, 2007. Information about the executive officers and directors of Transocean and their ownership of Transocean common stock is set forth in the proxy statement for Transocean’s 2007 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2007. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of GlobalSantaFe, Transocean and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the
Merger when it becomes available.

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A Compelling Combination
Creates a world-class company
•
Combines two of the industry’s most technologically
advanced drilling fleets
•
Increases geographic and asset diversity with presence in
each of the world’s key drilling regions
•
Expands customer base, particularly with national oil
companies
•
Provides growth from contracted newbuilds
See Forward Looking Statement Disclaimer - page 2 and Additional Information About the Merger and Where to Find It - page 3

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A Compelling Combination (continued)
Creates a world-class company
•
Combined contracted revenue backlog of $33 billion
supports substantial concurrent recapitalization
•
Recapitalization drives substantial value
•
Common business philosophies and employee cultures
See Forward Looking Statement Disclaimer - page 2 and Additional Information About the Merger and Where to Find It - page 3

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Transaction type Merger
Cash Distribution $15 billion in cash distributed to
combined shareholders on pro rata basis
Board Representation 7 directors from each company
Leadership Team Bob Rose, Chairman
Bob Long, CEO
Jon Marshall, President and COO
Expected Closing Date Year-end 2007
Company Name Transocean
Transaction Overview
See Forward Looking Statement Disclaimer - page 2 and Additional Information About the Merger and Where to Find It - page 3

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Transaction Economics
Per Share
$109.97 $33.03 .6996
[2]
Transocean Shareholders
$74.74 $22.46 .4757
[1]
GlobalSantaFe
Shareholders
Value
7/20/07
Cash
Distribution
New
Shares
[1] Per GlobalSantaFe Share Owned
[2] Per Transocean Share Owned
See Forward Looking Statement Disclaimer - page 2 and Additional Information About the Merger and Where to Find It - page 3
$15 Billion Pro Rata Shareholder Cash Distribution

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For Example - If You Own 100 Shares GSF
See Forward Looking Statement Disclaimer - page 2 and Additional Information About the Merger and Where to Find It - page 3
At close of merger, you will get:
100 x .4757 = 47.57 shares of Transocean
plus
100 x $22.46 = $2,246
Using last Friday’s closing stock price:
100 shares of GSF was worth: $7,474
After the merger, using last Friday’s
closing prices:
100 shares of GSF will be worth: $7,474
(47.57 shares x $109.97) + $2,246 $7,474

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Rig Fleet
Source: Latest fleet status reports
0
25
50
75
100
125
150
GlobalSantaFe Now Pro Forma GlobalSantafe and
Transocean
60 Rigs
146 Rigs
Newbuilds
Others
Managed Rigs
Floaters
Jackups

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Global Presence
Growth into new areas
Note: Excludes four RIG “other rigs”

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Newbuild Growth Opportunities
See Forward Looking Statement Disclaimer - page 2 and Additional Information About the Merger and Where to Find It - page 3
Discover TBA
Discover Inspiration
Discover Americas
Discover Clear Leader Development Driller III

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$0
$10
$20
$30
$40
GlobalSantaFe Now Pro Forma GlobalSantafe and
Transocean
Revenue Backlog
($ in billions)
Source:  Transocean
See Forward Looking Statement Disclaimer - page 2 and Additional Information About the Merger and Where to Find It - page 3
Improved Contracted Backlog
$10
$33

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•
Greater deepwater exposure
•
Broader customer base
•
Diversification in key geographies and equipment classes
•
More low-risk organic growth
•
Significant contracted backlog
•
Improved capital structure through recapitalization
See Forward Looking Statement Disclaimer - page 2 and Additional Information About the Merger and Where to Find It - page 3
For Our Shareholders

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•
Improved ability to attract, retain and develop top talent
•
More resources for technology development and
application
•
Opportunity to improve operational efficiency and reduce
customer cost
•
More rig availability in more places
See Forward Looking Statement Disclaimer - page 2 and Additional Information About the Merger and Where to Find It - page 3
For Our Customers

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•
Expanded opportunities and enhanced focus on career
development
•
Combined 5 newbuilds provides growth in the near term
•
Enhanced severance program for displaced shorebased
employees
•
Transition will last many months
See Forward Looking Statement Disclaimer - page 2 and Additional Information About the Merger and Where to Find It - page 3
For Our People

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Transaction Timeline
July 23, 2007
Merger Announcement
January 1, 2009
Transition Complete*
November 1, 2007 -
February 1, 2008
Possible Closing*
*We believe the merger may close at any time during the period from
November 1, 2007 to February 1, 2008, and the transition complete as early as January 1, 2009. However, there is no way of knowing these dates at this point in time.
See Forward Looking Statement Disclaimer - page 2 and Additional Information About the Merger and Where to Find It - page 3

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